Exhibit 21.1

Subsidiaries of Registrant

as of December 31, 2022

Name of Subsidiary	Jurisdiction of Incorporation
Cyngn Singapore PTE. LTD.(1)	Singapore
Cyngn Philippines, Inc.(2)	Philippines

(1)	Cyngn Singapore PTE. LTD. is being dissolved.

(2)	Cyngn Philippines, Inc. is being dissolved.